

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

December 5, 2008

Leigh J. Abrams
Director, President and Chief Executive Officer
Drew Industries Incorporated
200 Mamaroneck Avenue
White Plains, New York 10601

**Re: Drew Industries Incorporated
Form 10-K for the fiscal year ended December 31, 2007
Filed March 17, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2008
File No. 001-13646**

Dear Leigh J. Abrams:

        We have reviewed your responses to the comments in our letter dated September 29, 2008 and have the following additional comments.

Form 10-K

Part II, page 16

Item 5. Market For Registrant's Common Equity . . . ., page 16

1. We note your response to prior comment 2 and reissue our comment. In your letter dated November 6, 2008, you state that Item 5 of Form 10-K requires a registrant to furnish information regarding equity securities sold by the registrant that were not registered under the Securities Act. Item 5 of Form 10-K does not relate strictly to sales of unregistered securities; rather it requires you to furnish the information required by Item 201 of Regulation S-K, which relates to market price and dividends on common equity and related stockholders matters, *and* the information required by Item 701 of Regulation S-K, which relates to recent sales of unregistered securities. In future filings, please provide the information required by Item 201(d).

Item 9A. Controls and Procedures, page 67

2. We note your response to prior comment 3 and reissue our comment. A company
    that is an accelerated filer, as defined in Exchange Act Rule 12b-2, must include
    the effectiveness conclusion of its principal executive and principal financial
    officers, or persons performing similar functions, regarding its disclosure controls
    and procedures in its annual reports as of the end of its first fiscal year ending on
    or after June 15, 2004. Please amend your Form 10-K for fiscal year ended
    December 31, 2007 to include the effectiveness conclusion required by Item 307
    of Regulation S-K and to provide an explanation for your conclusion. Refer to
    the "Compliance Dates" section of the Management's Report on Internal Control
    Over Financial Reporting and Certification of Disclosure in Exchange Act
    Periodic Reports Release (Release No. 33-8238) and the Certification of
    Disclosure in Companies' Quarterly and Annual Reports Release (Release No.
    33-8124), both of which are available on our website at
    http://www.sec.gov/rules/final.shtml.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle

Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda McManus
Branch Chief - Legal